UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 1-11681
                                                                      -------

                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  September 28, 2002
                             ------------------

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:____________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant             Footstar, Inc.
                                    --------------
Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and Number)

                                    One Crosfield Avenue
                                    ---------------------

City, state and zip code            West Nyack, New York  10994
                                    ---------------------------



                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrants seek relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[_]  |         thereof will be filed on or before the 15th calendar day
     |         following the prescribed due date; or the subject quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or before the fifth calendar day following the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in  reasonable  detail the reasons  why Form 10-K,  11-K,  20-F
10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Footstar, Inc. (the "Company") announced today that in the course of a management review of the account reconciliation processes at its Shared Services Center in Dallas, it has discovered discrepancies in the reporting of its acounts payable balances. The Company said the discrepancies appear to mainly involve its athletic segment. The Company has launched an internal investigation and retained outside legal and forensic accounting experts to assist with the matter. Because the investigation is continuing, the Company did not file its Quarterly Report on Form 10-Q on November 12, 2002, when it was otherwise due. The Company will file its Form 10-Q as soon as practicable.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                      Maureen Richards              (845)         727-6500
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please refer to the Company's press release dated November 13, 2002, incorporated by reference herein from the Form 8-K filed with the Securities and Exchange Commission on November 13, 2002.


                                 Footstar, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        FOOTSTAR, INC.

Date November 13, 2002          By     MAUREEN RICHARDS
    -------------------            ---------------------------------------------
                                Name:  Maureen Richards
                                Title: Senior Vice President, General Counsel
                                       and Corporate Secretary